Filed by CorpAcq Group Plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp VII

Commission File No.: 001-40051

January 2024 Analyst Day Presentation

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a proposed business combination (together with the related transactions, the “proposed transaction”) between CorpAcq Holdings Limited (“CorpAcq”) and Churchill Capital Corp VII (“Churchill”) . The information contained herein does not purport to be all inclusive and no representations or warranties, express or implied, are given in, or in respect of, this presentation or any other written or oral communication communicated to the recipient in the course of the recipient’s evaluation of CorpAcq and Churchill and their respective affiliates . The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material . This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Churchill, CorpAcq, or any of their respective affiliates . You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in CorpAcq or Churchill or their respective affiliates . To the fullest extent permitted by law, in no circumstances will CorpAcq, Churchill or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of CorpAcq, Churchill or the proposed transaction . Please refer to the definitive merger agreement and other related transaction documents, when available, for the full terms of the proposed transaction . The general explanations included in this presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs . The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions . The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the United States Securities Exchange Act of 1934 , as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10 b - 5 thereunder . Forward Looking Statements This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Churchill and CorpAcq have based these forward looking statements on each of its current expectations and projections about future events . These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics and the anticipated timing for proposed transaction to close . These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of CorpAcq’s and Churchill’s respective management teams and are not predictions of actual timing and/or performance . Nothing in this presentation should be regarded as a representation by any person that the forward looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved . These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions . Many actual events and circumstances are beyond the control of Churchill and CorpAcq . These forward looking statements are subject to known and unknown risks, uncertainties and assumptions about Churchill and CorpAcq that may cause each of its actual results, levels of activity, performance, timing or achievements to be materially different from any actual future results, levels of activity, performance, timing or achievements expressed or implied by such forward looking statements . Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates ; CorpAcq's ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy ; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of a global pandemic, to CorpAcq's business, projected results of operations, financial performance or other financial metrics ; expectations as to future growth in demand for CorpAcq's products and services ; CorpAcq's reliance on its senior management team and key employees ; risks related to liquidity, capital resources and capital expenditures ; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates ; the outcome of any potential litigation, government and regulatory proceedings, investigations, actions (including any potential U . S . or U . K . government shutdowns) and inquiries that CorpAcq may face ; assumptions or analyses used for CorpAcq's forecasts proving to be incorrect and causing its actual operating and financial results to be significantly below its forecasts ; CorpAcq failing to maintain its current level of acquisitions or an acquisition not occurring as planned and negatively affecting operating results ; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect CorpAcq Group Plc, (the combined company after the proposed transaction “CorpAcq Group”), or the expected benefits of the proposed transaction or that the approval of the stockholders of Churchill is not obtained ; the risk that stockholders of Churchill could elect to have their shares redeemed by Churchill, thus leaving CorpAcq insufficient cash to complete the proposed transaction or grow its business ; the outcome of any legal proceedings that may be instituted against CorpAcq or Churchill ; failure to realize the anticipated benefits of the proposed transaction ; risks relating to the uncertainty of the projected financial information with respect to CorpAcq ; the effects of competition ; changes in applicable laws or regulations ; the ability of CorpAcq to manage expenses and recruit and retain key employees ; the ability of Churchill or CorpAcq Group Plc to issue equity or equity linked securities in connection with the proposed transaction or in the future ; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries ; the potential U . S . government shutdown ; the impact of certain geopolitical events, including wars in Ukraine and the surrounding region and between Israel and Hamas ; the impact of a current or future pandemic or any future pandemic on CorpAcq, Churchill, or the CorpAcq Group Plc’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks ; those factors discussed under the heading “Risk Factors” in the registration statement on Form F - 4 (the “Registration Statement”) filed by CorpAcq Group Plc on November 17 th, 2023 (and Amendment No . 1 to the Registration Statement filed by CorpAcq Group Plc with the SEC on December 26 , 2023 ), as may be further amended from time to time, and other documents filed, or to be filed, with the SEC by Churchill or CorpAcq Group Plc . If any of these risks materialize or CorpAcq’s or Churchill’s assumptions prove incorrect, actual results could differ materially from the timing and/or performance implied by these forward looking statements . There may be additional risks that neither CorpAcq nor Churchill presently know or that CorpAcq and Churchill currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward looking statements . In addition, forward looking statements reflect CorpAcq’s and Churchill’s expectations, plans or forecasts of future events and views as of the date of this presentation . About This Presentation 2

CorpAcq and Churchill anticipate that subsequent events and developments will cause CorpAcq’s and Churchill’s assessments to change . However, while CorpAcq and Churchill may elect to update these forward looking statements at some point in the future, CorpAcq and Churchill specifically disclaim any obligation to do so . These forward looking statements should not be relied upon as representing CorpAcq and Churchill’s assessments as of any date subsequent to the date of this presentation . Accordingly, undue reliance should not be placed upon the forward looking statements . An investment in CorpAcq or Churchill is not an investment in any of CorpAcq’s or Churchill’s founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing . The historical results of these investments are not indicative of future performance of CorpAcq or Churchill, which may differ materially from the performance of past investments, companies or affiliated funds . Financial Information The financial information contained in this presentation has been taken from or prepared based on the historical financial statements of CorpAcq for the periods presented . CorpAcq’s historical financial information prior to 2021 was prepared in accordance with the generally accepted accounting practice in the UK (“UK GAAP”) . Such information has not been audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards . Neither Churchill nor CorpAcq can assure you that, had the financial statements been compliant with Regulation S - X under the United States Securities Act of 1933 , as amended (the “Securities Act”), and the regulations of the SEC promulgated thereunder or audited in accordance with PCAOB standards, there would not be differences and such differences could be material . CorpAcq’s financial statements included in the registration statement have been prepared in accordance with IFRS . Furthermore, all financial information of CorpAcq included in this presentation subsequent to June 30 , 2023 is preliminary and unaudited . CorpAcq's independent auditor has not reviewed or performed any procedures on the preliminary, unaudited financial results included in this presentation . Accordingly there may be material differences between the presentation of the financial information included in the presentation and in the registration statement . Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments . Certain other amounts that appear in this presentation may not sum due to rounding . Non - GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with UK GAAP or IFRS including, but not limited to, Adjusted EBITDA, Free Cash Flow, EBITDA Margin, ROIC and certain ratios and other metrics derived therefrom . These non - GAAP financial measures are not measures of financial performance in accordance with UK GAAP, or IFRS or any other GAAP and may exclude items that are significant in understanding and assessing CorpAcq’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under UK GAAP, IFRS, or any other GAAP . You should be aware that CorpAcq’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . CorpAcq believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to CorpAcq’s financial condition and results of operations . CorpAcq believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing CorpAcq’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . This presentation also includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, CorpAcq is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . Please see the appendix to this presentation for a reconciliation of non - GAAP financial measures used in this presentation to their most directly comparable GAAP metric . Industry and Market Data ; Trademarks This presentation also contains certain statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on other third - party or internal sources . This information involves many assumptions and limitations, and you are cautioned not to give undue weight to such information . None of CorpAcq, Churchill or any placement agent has independently verified the accuracy or completeness of the information contained in the industry publications and other publicly available information . Accordingly, none of CorpAcq, Churchill or any placement agent makes any representation as to the accuracy or completeness of that information nor does CorpAcq, Churchill or any placement agent undertake to update such information after the date of this presentation . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of CorpAcq or the proposed transaction . You should make your own evaluation of CorpAcq and of the relevance and adequacy of the information and should make such other investigations as you deem necessary . The information contained in the third party citations referenced in this presentation is not incorporated by reference into this presentation . This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, (c) or (r) symbols, but CorpAcq and Churchill will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . Additional Information about the Proposed Transaction and Where to Find It This presentation does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction . The Registration Statement filed by CorpAcq Group Plc, initially filed on November 17 , 2023 (including amendments thereto), includes a proxy statement/prospectus to be distributed to Churchill’s stockholders and warrantholders in connection with Churchill’s solicitation for proxies for the vote by Churchill's stockholders and warrantholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of securities to be issued by CorpAcq Group Plc to Churchill’s stockholders and warrantholders in connection with the completion of the proposed transaction . On January 19 , 2024 , Churchill filed a definitive proxy statement with the SEC (the “Extension Proxy Statement”) in connection with Churchill's solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, an extension of the date by which Churchill must consummate the proposed transaction (or any other initial business combination) from February 17 , 2024 to August 17 , 2024 (or such earlier date as determined by the board of directors of Churchill) (such meeting, the “Extension Special Meeting”) . About This Presentation 3

Before making any voting or other investment decisions, Churchill’s stockholders and warrantholders and other interested persons are advised to read (i) the Registration Statement and any amendments thereto, (ii) once available, the definitive proxy statement/prospectus, in connection with Churchill’s solicitation of proxies for its special meeting of stockholders and its special meeting of warrantholders to be held to approve, among other things, the proposed transaction, (iii) other documents filed with the SEC by Churchill or CorpAcq Group Plc in connection with the proposed transaction, and (iv) the Extension Proxy Statement and any amendments thereto, as these documents will contain important information about CorpAcq, CorpAcq Group Plc, Churchill and the proposed transaction. After the Registration Statement has been declared effective, Churchill will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders and warrantholders as of the record date established for voting on the proposed transaction. Churchill is in the process of mailing the Extension Proxy Statement and other relevant documents to its stockholders as of the record date established for voting at the Extension Special Meeting. Stockholders and warrantholders may also obtain a copy of the Registration Statement (and definitive proxy statement/prospectus, once available), the Extension Proxy Statement, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019. Participants in the Solicitation CorpAcq, CorpAcq Group Plc, Churchill, Churchill Sponsor VII LLC and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Churchill’s stockholders and warrantholders with respect to the proposed transaction. A list of the names of Churchill’s directors and executive officers and a description of their interests in Churchill is set forth in certain filings with the SEC, including (but not limited to) the following: (1) Amendment No. 1 (and specifically, the following sections: “Risk Factors – Risks Related to Churchill and the Business Combination”; “Information Related to Churchill – Management, Directors and Executive Officers”; “The Business Combination – Interests of Certain Persons in the Business Combination; Interests of the Churchill Initial Stockholders and Churchill’s Directors and Officers”; “Beneficial Ownership of Churchill Securities”; and “Certain Relationships and Related Person Transactions – Churchill Relationships and Related Person Transactions”); (2) the Form 10 - K filed by Churchill with the SEC on March 17, 2023 (and specifically, the following sections: “Item 1A. Risk Factors”; “Item 10. Directors, Executive Officers and Corporate Governance”; “Item 11. Executive Compensation”; “Item 12. Beneficial ownership”; “Item 13. Related party transactions”; and “Item 15. Exhibits, Financial Statement Schedules – Note 5. Related Party Transactions”); (3) the Form 10 - Qs filed by Churchill with the SEC on May 10, 2023 , August 9, 2023 and November 9, 2023 (and specifically, the disclosure under “Item 1. Financial Statements – Note 5. Related Party Transactions” in each such Form 10 - Qs, respectively); (4) the Form 8 - K filed by Churchill with the SEC on August 7, 2023 (and specifically, the disclosure under “Item 1.01 Entry Into a Material Definitive Agreement – Amended and Restated Sponsor Agreement”); (5) the Form 8 - K filed by Churchill with the SEC on December 26, 2023 (and specifically, the disclosure under “Item 1.01 Entry Into a Material Definitive Agreement – Consent and Merger Agreement Amendment”); (6) the SCHEDULE 14A filed by Churchill with the SEC on January 19, 2024 (and specifically, the following sections: “The Business Combination – Interests of Certain Persons in the Business Combination” and “Beneficial Ownership of Churchill Securities”;), and (7) other documents that may be filed with the SEC from time to time in connection with the proposed transaction, each of which will be available free of charge at the SEC’s website located at www.sec.gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019. Additional information regarding the participants in the proxy solicitation and a description of their respective direct and indirect interests will be included in the definitive proxy statement/prospectus relating to the offer of securities to be issued by CorpAcq Group Plc to Churchill’s stockholders and warrantholders in connection with the completion of the proposed transaction once such information becomes available. Churchill’s stockholders, potential investors and other interested persons should read each of the filings listed above and the definitive proxy statement/prospectus relating to the offer of securities to be issued by CorpAcq Group Plc to Churchill’s stockholders and warrantholders in connection with the completion of the proposed transaction, once such documents are available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . This presentation is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or exemptions therefrom . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Risk Factors For a non - exhaustive description of certain risks relating to CorpAcq and CorpAcq Group Plc, including its business and operations, and the proposed transaction, we refer you to “Risk Factors” at the end of this presentation. Please also see the section titled “Risk Factors” in the Registration Statement for more information. Use of Projections This presentation contains certain financial forecast information of CorpAcq, including, but not limited to, estimated results for fiscal year 2023 , including Adjusted EBITDA, revenue and gross margin, and the Company's long - term business model . Such financial forecast information constitutes forward - looking information, and is for informational purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties . See "Forward - Looking Statements“ above and “Selected Risk Factors” at the end of this presentation and in the section titled “Risk Factors” in the Registration Statement . Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved . None of CorpAcq's or Churchill's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and, accordingly, neither of them have expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . In addition, the analyses of CorpAcq and Churchill contained herein are not, and do not purport to be, appraisals of the securities, assets or business of CorpAcq or Churchill . About This Presentation 4

CHURCHILL CAPITAL VII | CorpAcq

Today's Presenters

CorpAcq

Simon Orange



CorpAcq

Founder & Chairman

- Established CorpAcq in 2006
- Also a Founder, Investor, and Director of BOL Foods, a company supplying food products to major retailers

David Martin



CorpAcq

Chief Executive Officer

- Joined CorpAcq as the Finance Director in 2007 and was appointed as Chief Executive Officer in 2011
- Prior to joining CorpAcq, held a number of key positions within Nestle UK, Frank Roberts & Sons, Volex, and GEC

Stuart Kissen



CorpAcq

Head of Acquisitions

- Joined CorpAcq in 2019 as Head of Acquisitions
- Previously at Goldman Sachs and Glencore, most recently as Glencore's Head of Sugar Trading

Churchill

Michael Klein



CHURCHILL CAPITAL VII

Chairman & CEO

- Founder and CEO of Churchill I – VII which have completed four business combinations to date
- Founder and managing partner of M. Klein and Company; previously CEO of Citi's institutional businesses and has also served as private advisor to the UK government

Source: CorpAcq and Churchill Capital Corp VII Management.

5

Approx. Timing Section Session Page Presenter 12:30 – 12:50 1 Introduction 7 Simon Orange Michael Klein 12:50 – 1:10 2 CorpAcq Overview 12 Simon Orange David Martin 1:10 – 1:30 3 Acquisition Strategy 25 Stuart Kissen 1:30 - 1:50 4 Select Case Studies 34 Simon Orange David Martin Stuart Kissen 1:50 – 2:10 5 Financials 40 David Martin Stuart Kissen 2:10 – 2:30 6 Transaction Details 53 Simon Orange Michael Klein 2:30 – 3:00 7 Q&A A g e n da 6

0 1 1 Introduction 7

8 CorpAcq: A Diversified Compounder Delivering Strong, Profitable Growth 1 Founder - led, scaled compounder targeting profitable UK SMEs (1) Diversified and growing portfolio of 42 established businesses (2) Cash generative with ~ £126mm / $162mm of Adj. EBITDA (3) in 2023E Coveted “Preferred buyer” status with targets Attractive acquisition structures designed to limit risk Source: CorpAcq and Churchill Capital Corp VII Management. Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) Small - to - medium sized enterprises (“SME”) defined by CorpAcq as business with 10 - 249 employees. (2) As of 12/31/2023. (3) Adj. EBITDA definition and reconciliation provided in appendix.

Aligned interests and complementary skills to CorpAcq Strong and experienced leadership team Extensive connections globally Infrastructure and sourcing platform to accelerate growth and enhance value Strong shareholder alignment Churchill Capital: A Leader in Listed Equity Growth Vehicles 2 Source: CorpAcq and Churchill Capital Corp VII Management. 9

Combined: A Compelling Opportunity to Own a Differentiated Growth Story 3 Optimized capital structure through leverage reduction and additional cash to balance sheet Significant firepower to facilitate increased capital deployment and acquisition pace Potential opportunity to pay a regular dividend from close at an initial intended yield of up to approximately 4% at current valuation (1) Potential to increase free cash flow and dividend through M&A and organic growth Possibility to partially fund future acquisitions with post - combination ordinary shares as consideration Source: CorpAcq and Churchill Capital Corp VII Management. (1) Assumes no additional redemptions. 10

Historical Roadmap for Achieving Compounding Free Cash Flow & Dividend Growth Organic EBITDA Growth Long - Term EBITDA Growth Attractive M&A Platform Strong Free Cash Flow (1) Growth & Dividend (2) Potential Combining its diversified portfolio of stable companies and a low - risk, high cash return acquisition strategy has provided the base for dividend capacity (2) growth CorpAcq’s Compounding Platform Strategy Has Delivered FCF Growth and Dividend Capacity Source: CorpAcq Management. Note (1) Free Cash Flow is defined as Cash Flow from Operations minus net CapEx. See reconciliation in appendix for definition of net CapEx. (2) Dividend capacity is defined as Free Cash Flow. 11

CorpAcq Ov e rvi e w 12 0 2 2

Source: CorpAcq Management. Note: Financials based on IFRS audits. LTM financials as of 6/30/2023. Assumes USD:GBP exchange ratio of 1.286:1. (1) Company statistics are as of 12/31/2023 (aside from LTM Revenue). (2) CorpAcq sold 3 businesses (Regency, Vista, 13 M&S) for more than 10x total cash invested. Current Key Company Statistics (1) 42 Total Subsidiaries 46 Companies Acquired 3 Sold at Strong Returns (2) 4 Management Changes ~£669mm / ~$860mm LTM Revenue The CorpAcq Platform Today >30 Years Average Age of Subsidiaries

History of Portfolio Build - Up 2007 - 12 2013 2014 2015 2016 2017 2018 5 1 1 4 6 2 8 Services Solutions The CorpAcq Acquisition Engine 2019 5 2020 Paused acquisitions during Covid to focus and invest in portfolio companies - 2021 2 2022 3 2023 5 Average historical acquisition multiple of ~4x EBITDA Source: CorpAcq Management. 14

CorpAcq Engine For Value Creation The CorpAcq Growth Model Stable, Cash - Generative Companies Consistent and Accretive Acquisition Engine Source: CorpAcq Management. 15

Low-Risk Strategy to Drive Value Creation

CHURCHILL CAPITAL VII | CorpAcq

Value creation ability refined since 2006, turning CorpAcq into a well-oiled acquisition and operations machine

Stable and profitable companies with **proven track records**	**>30 years[1]** average age of companies
"Preferred buyer" status in the market	**>20%[2]** Annual cash return on cash investment
Retention of founders and management teams	**Aligned interests** with sellers to help **de-risk acquisitions**
Professionalize companies	Deploy **back office support** and **best practices**
Help **drive organic growth**	**~7%[3,4]** Organic subsidiary-level Adj. EBITDA growth

Source: CorpAcq Management.

Note: Financials based on UK GAAP audits and have not been audited in accordance with PCAOB standards. (1) As of 12/31/2023. (2) Represents cash return on cash investment for acquisitions are defined as operating income minus tax, interest, and debt service divided by CorpAcq's cash investment. Return metrics for target acquisition are based on seven of CorpAcq's recently completed acquisitions between 2019-2023 and do not represent the performance of entire portfolio. Past performance is not indicative of future results. (3) Organic growth is calculated as the aggregate growth of subsidiary-level Adj. EBITDA of subsidiaries that have been in the portfolio for the entirety of the compared periods. Subsidiary-level Adj. EBITDA is measured as net profit before interest, tax, depreciation and amortization and excludes management fees to CorpAcq. Management fees are fixed amounts charged by CorpAcq Limited to its subsidiaries for general corporate services. (4) Growth is measured from 2018-2022.

16

Select End Markets Served 42 (2) Portfolio companies and management teams Diversification helps mitigate overall portfolio risk as no end market contributed more than 17% of total LTM revenue (1) Business & Management Diversity Residential Infrastructure Non - Residential Manufacturing Retail & E - Commerce Industrials Oil & Gas Services Repair & Remodel Transport Consumer Goods Diversified Portfolio of Strong UK SMEs Source: CorpAcq Management. (1) Revenue based on IFRS audits and measured on a LTM basis as of 6/30/2023. (2) As of 12/31/2023. 17

CHURCHILL CAPITAL VII | CorpAcq

Illustrative Sample of Portfolio Companies

Subsidiary	Founded	Acquired	Description
Cotton Traders	1987	2018	• E-Commerce clothing and footwear retailer • Specializes in casual wear and rugby apparel
Flexible Manufacturing Group Ltd.	2000	2016	• Group of sub-contracting manufacturers • Specializes in machining, sheet metal, and electroplating
PH PLANT HIRE UK LTD	2005	2019	• Provider of construction equipment hire and support • Engineering team dedicated to safety and reliability
QUALITECH	2011	2019	• Provider of industrial cleaning services • Recycling and disposal of both non-hazardous and hazardous waste
Carrylift Group	1998	2010	• Hire and sales of new and used lifting & handling equipment • Offers training programs for forklift operation and safety
W.P.I. GROUP	1994	2018	• Contractors for civil engineering and surfacing works • Provides construction of industrial buildings and warehouses
BORDER Aggregates	1992	2019	• Wholesale bulk & specialist aggregate supplier • Supplier of decorative aggregates, sand, gravel, slate, and other stone products
Cwmtillery Glass Centre	2000	2022	• Manufacturing of glass products for windows and roofs • Supplier for the trade, commercial, and new build sectors
ADLINGTON	1973	2013	• Hire and sales of construction equipment • Products include welding equipment, power generation, and lifting
CaviTech Solutions	1955	2016	• Designs, manufactures and validates complex molds • Serves the high-grade disposable, personal care, and medical sectors

Sample represents ~60% of total FY2022 Adj. EBTDA(1)

Source: CorpAcq Management.
Note: Financial information based on IFRS audits. (1) Adj. EBITDA definition and reconciliation provided in appendix.

18

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq Employs a Decentralized Operating Approach

CorpAcq Organizational Overview


CorpAcq
CORPORATE ACQUISITIONS & INVESTMENTS
Simon Orange
Chairman
David Martin
CEO
Nick Cattell
CFO
Steve Scott
COO
Stuart Kissen
Acquisitions
Finance
Operations
Deal generation / acquisition team
Administration
Property and Leasing
Health and Safety
Purchasing
Investor Directors
Portfolio Companies

Allows founders and management teams to focus on and grow their business

Source: CorpAcq Management.

19

CHURCHILL CAPITAL VII | CorpAcq

Onboarding Activities Provide Proper Oversight While Driving Business Focus for Subsidiaries

Onboarding and Post-Acquisition Support


M&A Process
Onboarding
Budgeting
Board Update
Monthly Reporting Pack
P&L
KPIs
CorpAcq
Group consolidation
Reports to Board of Directors
Capital allocation policy

How CorpAcq Helps in Professionalizing Businesses and Ensures Proper Governance

1. Appointment of Investor Director
2. Transparent and continuous dialogue
3. Comprehensive monthly reporting pack
4. Consistent reporting frameworks
5. Open access to key information

Source: CorpAcq Management.

20

Robust Financial Reporting Process Implemented Post - Acquisition Standardized onboarding process allowing for reliable monitoring and responsive support for portfolio companies Key Activities Benefits • Implementation of reporting frameworks and resource optimization • Investor Director appointed to Board of Directors of acquired company • Business plan development • Review of CapEx projects to scale up the business • Succession planning and management development • Transparent and ongoing communication • Monthly board meetings and management reporting • New customer and end market introductions • Cross selling opportunities • Support R&D and other CapEx initiatives • Management changes and team development • Central support functions through CorpAcq’s corporate structure • Flexibility in establishing best structure to support growth of businesses • Access to support functions previously not available Clear view on performance and operational autonomy Increased competitiveness Business professionalization Enhanced business operations Targeted support and improved efficiency Back - office support Financial controls and board setup Cross selling and targeted support Detailed planning KPI tracking and governance Source: CorpAcq Management. 21

Large And Growing Market in the United Kingdom

CHURCHILL CAPITAL VII | CorpAcq

The United Kingdom market is underpinned by favorable industry trends that provide significant white space for growth

UK is a Large and Attractive Market

~£2.5tn
2022 GDP

4.5%
2022 – 27E Nominal GDP CAGR

3.7%
2022 Unemployment Rate

~5.6mm
Private Businesses(1)

Favorable UK Trends for CorpAcq

1. **SMEs have grown faster** than total UK private business turnover(2)
2. **Acceleration in net migration** into the region
3. **Strategic investment in infrastructure** supported by policies such as **"Leveling Up"**

Source: CorpAcq Management, UK Department for Business and Trade, UK Parliament, IMF World Economic Outlook, The Migration Observatory.
(1) As of September 2023. (2) SME defined by CorpAcq as business with 10-249 employees; growth measured from 2012-2022.

22

CorpAcq's Diversified Portfolio Provides Protection Against Macroeconomic Movements

CHURCHILL CAPITAL VII | CorpAcq

1	Stable "micro-economies"	Northern UK-focused local champion
2	Resilient, essential end-markets	Long history of trading
3	Limited effect from Brexit	Minimal international trade
4	Insulated against FX movements	GBP revenues and costs

CorpAcq's portfolio companies have delivered strong performance across economic cycles

Source: CorpAcq Management.

23

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq Overview – Key Takeaways

Low-risk strategy to drive profitable growth	Well-diversified portfolio	Decentralized operating approach and well-established protocols	CorpAcq drives top-line and margin improvement
• **Track record of value creation** since 2006 • Acquires **well-established and profitable companies** • Retains **brand legacy** and teams	• Portfolio of **42**[(1)] **businesses** • Diversification helps **mitigate risk** through cycles • Serves **resilient end-markets** • **Insulated** against significant macroeconomic movements	• **Decentralized** and **scalable** structure • **Autonomy** for portfolio companies • **Standardized onboarding** processes • Reliable **monitoring** and responsive **support** for portfolio companies	• **Optimizes revenue upside** and **back-office functions** • **Improves operations** for portfolio companies

Source: CorpAcq Management.
(1) As of 12/31/2023.

24

Acqui s ition Strategy 25 0 3 3

CHURCHILL CAPITAL VII | CorpAcq

What Makes CorpAcq the "Preferred Buyer"?

What SME founders want	What CorpAcq brings	
Brand legacy	**No brand integration** *Company legacy preserved*	**~17 years(1)** Average length of current management teams in place at select subsidiaries
Continuity and stability	**Long-term partner** *No exit horizon*	**~80%(2)** Retained owner managers at acquisition still actively engaged in business
Tax, estate and succession planning	**Strong alignment of interest** *Incentive plans to drive growth*	
Partner to support their journey	**Professionalization and support** *Fast scaling of the business*	**~95%(3)** At least one member of underlying management still in place across portfolio post-acquisition

CorpAcq's value proposition differentiates it from trade and strategic buyers, as well as private equity

Source: CorpAcq Management.

(1) Based on subset of 22 subsidiaries with available data. (2) As of 12/31/2023; portfolio company is considered to have vendors still in place post-acquisition if one of the original vendors is still engaged in some capacity; measured across all 42 current businesses. (3) As of 12/31/2023; management is considered to be still in place post-acquisition if one of the original managers is still engaged in some capacity; measured across all 42 current businesses.

26

CHURCHILL CAPITAL VII | CorpAcq

Tried and Tested M&A Playbook

Large Total Addressable Market



>90k

# of companies in CorpAcq's existing sectors[1,2]

Established Acquisition Strategy

Acquisitions

- ✓ Proprietary sourced, off-market acquisition opportunities
- ✓ Target strong companies with long trading histories
- ✓ Leverage strong network of referrals and large broker network

Organic Development

- ✓ Retain existing management teams
- ✓ Support strategic direction
- ✓ Develop high operational efficiency

Reinvest-ment

- ✓ Reinvest for continued growth

Excellent Execution

Phase 1:

1. Review originated targets
2. Stringent selection for diligence
3. Offers

Phase 2:

4. Successfully acquired
5. Onboarding
6. Monitoring

Source: CorpAcq Management, UK Office for National Statistics.
(1) As of September 2023. (2) Includes (i) Manufacturing, (ii) Construction, (iii) Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles, (iv) Transportation and Storage, (v) Professional, Scientific, and Technical Activities, (vi) Administrative and Support Service Activities; (vii) Other Service Activities.

27

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq's Key Acquisition Criteria

CorpAcq

- **Mature and stable businesses** with long trading histories
- Opportunity to acquire **complete ownership** or **majority stake**
- **UK-based companies**
- **EBITDA in the range of £1mm – £25mm**(1)
- **Target EBITDA margin >15%** and **high cash-generative** capabilities
- Ability to achieve **20% annual cash returns** on cash invested **from Day 1**(2)

Source: CorpAcq Management.
(1) EBITDA target is for a single acquisition with potential for multiple acquisitions in a fiscal year. (2) Represents cash return on cash investment for acquisitions are defined as operating income minus tax, interest, and debt service divided by CorpAcq's cash investment. Return metrics for target acquisition are based on seven of CorpAcq's recently completed acquisitions between 2019-2023 and do not represent the performance of entire portfolio. Past performance is not indicative of future results.

28

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq's Acquisition Structure Focuses on Lowering Risk and Driving Returns

Illustrative Sample Acquisition Structure

Acquisition Cost

(Mid-Single Digits EV / EBITDA multiple)

Acquisition Funding Sources

~50%	+	~25%	+	~25%
Cash		Debt (at Subsidiary Level)		Performance-Linked Deferred Compensation

Ability to drive +20%(1) annual cash return on cash investment from Day 1

Acquisition Structure Benefits

*Status as a **"preferred buyer"** enables CorpAcq to **purchase founder led SMEs for attractive multiples***

*Immediate and growing **free cash flow(2) for dividend***

Potential to add attractive returns on deployed capital

Entry to public markets can provide the potential for equity-linked compensation to help drive returns

Source: CorpAcq Management.
(1) Represents cash return on cash investment for acquisitions is defined as operating income minus tax, interest and debt service divided by CorpAcq's cash investment. Return metrics for target acquisition are based on seven of CorpAcq's recently completed acquisitions between 2019-2023 and do not represent the performance of entire portfolio. Past performance is not indicative of future results. (2) Free cash flow is defined as cash flow from operations minus net CapEx. See reconciliation in appendix for definition of net CapEx.

29

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq's Due Diligence Framework Ensures Strong Cultural Alignment

	Key Activities	Review Items
Target identification	• Business position and ability to meet financial criteria • Outside-in view of competitive position	• Strategic fit within CorpAcq • Ability to generate >20% annual cash return on cash investment from Day 1(1) • Preliminary views on value
Approach and initial proposal	• Understanding of founder / management motivation • Tailoring a situation-specific proposal	• Trading history • Competitive position • Management team
Term sheet	• Valuation and financing structure • Governance and key clauses	• Seller's long-term ambition • Funding requirements • Succession planning
Detailed due diligence	• Operational, financial and legal due diligence • Support from external advisors as appropriate	• Acquisition structure • Business plan • On-boarding activities
Confirmatory items and transaction close	• Acquisition terms finalized • Board approval and deal completion • Handover to operations team	• Budget refinement • CorpAcq support activities post-close

Source: CorpAcq Management.

(1) Represents cash return on cash investment for acquisitions are defined as operating income minus tax, interest, and debt service divided by CorpAcq's cash investment. Return metrics for target acquisition are based on seven of CorpAcq's recently completed acquisitions between 2019-2023 and do not represent the performance of entire portfolio. Past performance is not indicative of future results.

30

Current P ro spects Active Di alogue Advanced Di scussion £104mm Adj. EBITDA £39mm Adj. EBITDA 18 companies 10 companies £271mm Adj. EBITDA 55 companies Future Acquisition Pipeline Continues to Expand Source: CorpAcq Management. (1) Pipeline status is as of 12/31/2023 and reflects prospective acquisitions not guaranteed to close or result in EBITDA gains for CorpAcq. Pipeline Breakdown (1) Active Dialogue Overview Average Adj. EBITDA Adj. EBITDA Range Average Adj. EBITDA Margin £6mm £1 – 27mm 20% Average Trading History >35 Years 31

Opportunity Set Over Time Larger UK Opportunities with International Footprint US Expansion UK Core Opportunities Long - Term Opportunity to Scale Up the Model Source: CorpAcq Management. 32

Acquisition Strategy – Key Takeaways • CorpAcq’s value proposition differentiates it from trade and strategic buyers, as well as private equity • Aligned interests leads to high retention of founders and management teams • CorpAcq’s market knowledge and reputation drives high - quality deal flow • Stringent deal criteria allows CorpAcq to achieve consistently strong financial returns • 55 targets in review with a combined EBITDA in excess of £ 271 mm • Long - term opportunity to scale up the model “Preferred Buyer” status Tried and tested M&A playbook Strong current pipeline with multiple white space opportunities Source: CorpAcq Management. 33

Select Case Studi e s 34 0 4 4

CorpAcq Support Helps Drive Top-Line Growth and Margin Expansion

Business Expansion	Portfolio Effect	Efficiency Improvement
✓ Strategic plan development	✓ Company subcontracting within portfolio	✓ Procurement / supplier optimization
✓ Bolt-on acquisitions	✓ Up-selling	✓ Back-office administration and optimization
✓ Growth CapEx	✓ Best-practice sharing	✓ Management team changes
✓ End-market introduction	✓ Account management	✓ Contract review
✓ New customer introductions	✓ Client knowledge	✓ Fleet utilization

Source: CorpAcq Management.

35

Carrylift: Driving Profitability Through Targeted Operational Improvements

CorpAcq Initiatives

- ✓ **Replacement of founding family** with CorpAcq team
- ✓ **Reduction of overhead** through employee optimization
- ✓ Closure of **non-strategic depots**
- ✓ **Repositioning** of business to **long-term contract hire**
- ✓ Implementation of **stringent stock control**
- ✓ Improvement of **supplier relationship** management

The Results

10%
EBITDA CAGR(1)

11%
EBITDA margin increase(1)

From 65% to 80%
Improved fleet utilisation(1)

Consistent **sustainable income** and **better margins**

Improved **flow of equipment** and **supplier rebates**







Source: CorpAcq Management.
Note: Financials based on UK GAAP audits and have not been audited in accordance with PCAOB standards. (1) For the period between 2018 and 2022.

36

CaviTech: Repositioning for Sustainable, Profitable Growth

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq Initiatives

- ✓ Development of **long-term strategic plan**
- ✓ Diversification in the **medical sector**
- ✓ Investment in **machine tools and automation**
- ✓ **Outsourcing** of low-margin work
- ✓ Increasing focus on **developing and nurturing** university relationships and apprenticeships

The Results

10% Revenue CAGR[(1)]

10% EBITDA CAGR[(1)]

Higher quality revenue & profitability stream

Reduced customer concentration

Improved **accuracy, repeatability** and **customer demand forecast**

Channelling capacity towards **high-value work**

Sustainable access to **highly-skilled workforce**







Source: CorpAcq Management.
Note: Financials based on UK GAAP audits and have not been audited in accordance with PCAOB standards. (1) For the period between 2017 and 2022.

37

Cwmtillery Glass: Template Acquisition in a Familiar Industry

CHURCHILL CAPITAL VII | CorpAcq

Acquisition Overview

- ✓ Business: Manufacture and distribution of insulated glass units and toughened glass products for windows and roofs
- ✓ Origination: Advisor network introduction in November 2020 (while acquisitions were paused due to Covid)

Deal activity paused during Covid

November 2020	Q4 2021	Q1 2022	April 2022
Introduction	Engagement	Due Diligence	Deal Completed

Acquisition Structure

Cash	50%
Subsidiary-Level Debt	22%
Performance-Linked Deferred	28%

Alignment to CorpAcq Acquisition Criteria

✓ Ownership	Founder-Owned and Led
✓ Long Trading History	24 Years
✓ Geography	UK-Based
✓ LTM EBITDA(1)	£5.6mm
✓ LTM EBITDA Margin(1)	~30%







Source: CorpAcq Management.
(1) LTM as of 6/30/2023.

38

Heritage Trade Frames: Proprietary Origination Meeting Key Criteria

CHURCHILL CAPITAL VII | CorpAcq

Acquisition Overview

- ✓ **Business**: Fabricator of PVC, composite doors, and aluminium windows and doors
- ✓ **Origination**: Internal proprietary sourcing

Q1 2021	Q2 – Q3 2021	Q1 2023	Q2 2023	July 2023
Initial Contact	Initial Financial Review & Negotiations	Resumed Discussions & Reached Agreement	Financial Due Diligence	Deal Completed

Acquisition Structure

Cash	66%
Subsidiary-Level Debt	11%
Performance-Linked Deferred	23%

Alignment to CorpAcq Acquisition Criteria

✓ Ownership	Founder-Owned and Led
✓ Long Trading History	34 Years
✓ Geography	UK-Based
✓ 2023E Run-Rate EBITDA	£5.4mm
✓ 2023E Run-Rate EBITDA Margin	~17%







Source: CorpAcq Management.

39

Financials 40 0 5 5

£351 £478 £478 £561 £638 £739 CorpAcq Consistently Grows the Portfolio… CorpAcq has achieved strong overall revenue growth over the last 5 years through organic growth and accretive acquisitions £557 £633 £729 at Year End FY2018A FY2019A FY2020A FY2021A FY2022A FY2023E Businesses 27 32 32 34 37 42 Revenue (1) (£mm) Revenue (UK GAAP) Revenue (IFRS) Source: CorpAcq Management. (1) Financial information prior to 2021 is based on UK GAAP audits and has not been audited in accordance with PCAOB standards. Financial information beginning in 2021 is presented based on both UK GAAP and IFRS audits. USD Conversion Provided in Appendix 41

Source: CorpAcq Management. (1) Represents all subsidiaries acquired during that year. (2) Organic growth CAGR measured since 2018 or from first full year in CorpAcq portfolio. (3) Total growth measured since 2018 or from first full year in CorpAcq portfolio. (4) Revenue by 42 cohort measured before intercompany eliminations. - 1 0 0 2 0 0 3 0 0 4 0 0 5 0 0 6 0 0 7 0 0 2 0 18 2 0 19 2 0 20 2 0 21 2 0 22 Pre - 2 018 2 0 18 2 0 19 2 0 21 2 0 22 Cohort (1) % of 2022 Revenue Organic CAGR Since 2018 (2) Total Growth Since 2018 (3) Pre - 2018 44% 5% 19% 2018 36% 3% 8% 2019 15% 5% 11% 2021 2% Cohorts witho ut 2 full years 2022 3% of financials growth co for organic mparisons Revenue (4) by Year Acquired (£mm) …Supported by Positive Growth Across Its Cohorts Average total organic growth CAGR since 2018: ~4%

Source: CorpAcq Management. Note: Financial information prior to 2021 is based on UK GAAP audits and has not been audited in accordance with PCAOB standards. Financial information beginning in 2021 is presented based on both UK GAAP and IFRS audits. (1) Adj. 43 EBITDA definition and reconciliation provided in appendix. £54 £67 £65 £92 £101 £ 1 18 F Y2018A F Y2019A F Y2020A F Y2021A F Y2022A F Y2023E Adj. EBITDA (1) (£mm) Adj. EBITDA (1) (UK GAAP) Adj. EBITDA (1) (IFRS) Adj. EBITDA (1) Margin (UK GAAP) 15% 14% 14% 16% 16% 16% CorpAcq Maintains Its Margins While Being Acquisitive £99 £108 £126 18% 17% 17% Adj. EBITDA (1) Margin (IFRS) USD Conversion Provided in Appendix

Source: CorpAcq Management. Note: Financials based on IFRS audits and measured on a LTM basis as of 6/30/2023. (2) Adj. EBITDA definition and reconciliation provided in appendix. 44 Margins Are Not Widely Concentrated Acquisition criteria focused on profitable businesses reduces risk 15% 39% 1 1% 23% Median LTM Revenue 0% 5% 10% 15% 20% 25% Portfolio Margin Allocation (% of LTM Revenue) LTM Adj. EBITDA Margin 18% 12% 30% 5 – 10% Adj. EBITDA (2) Margin Interval 10 – 15% 15 – 20% 20 – 25% >25%

Source: CorpAcq Management. Note: Financial information prior to 2021 is based on UK GAAP audits and has not been audited in accordance with PCAOB standards. Financial information beginning in 2021 is presented based on both UK GAAP and IFRS audits. Adjusted 45 EBITDA and net CapEx are Non - GAAP measures. See appendix for definition and reconciliation. (1) Net CapEx includes net cash spend for tangible assets and additions of tangible assets funded by hire purchases excluding for one - time CorpAcq Property purchases. (2) Conversion Rate % is Adj. EBITDA – Net CapEx / Adj, EBITDA. 60% 58% 68% 70% 56% 64% 55% 59% FY2018A – FY2023E Average: ~62% 61% 2 0% 3 0% 4 0% 5 0% 6 0% 7 0% 8 0 % Conversion Rate (UK GAAP) Conversion Rate (IFRS) F Y 2 0 1 8A F Y 2 0 1 9A F Y 2 0 2 0A F Y 2 0 2 1A F Y 2 0 2 2A F Y 2 0 2 3E Historical Adj. EBITDA Less Net CapEx (1) Conversion Rate (2) Decrease in conversion rate in FY2022 due to spending in advance of customer contract wins Compelling Cash Profile Allows For A Capital Returns Story from Inception

Performance Update: Business Tracking Original FY2023 Guidance

CHURCHILL CAPITAL VII | CorpAcq

	FY 2023E *(IFRS, mm)*
Revenue	£729 / $938
Adj. EBITDA[(1)]	£126 / $162
Adj. EBITDA Margin	~17%
Net CapEx[(2)]	£51 / $66

Source: CorpAcq Management.
Note: FY2023E financials are estimates from CorpAcq Management and are presented on an IFRS basis. Assumes USD:GBP exchange ratio of 1.286:1. (1) Adj. EBITDA definition and reconciliation provided in appendix. (2) Net CapEx includes net cash spend for tangible assets and CapEx funded by hire purchases excluding for one-time CorpAcq Property purchases. See appendix for reconciliation.

46

£633 £669 £695 £729 FY'2 2 A LTM Jun - 23 FY'2 3 E Revenue ( £ mm) £306 £342 1 H ' 22 1 H ' 23 Highlights Performance Update – Revenue • 1H 2023 organic growth of 9% driven by project ramp - up across the portfolio • Acquisitions contributed 3% to growth from 2022 acquisitions Cwmtillery and Bereco • Expect 15% YoY growth for 2023E LTM Jun - 23 + 2H’23E co n tr i bu t i on s from closed acquisitions $814 $938 USD Conversion Source: CorpAcq Management. Note: 2022 and 1H’23 reported financial information based on IFRS audits. LTM as of 6/30/2023. Assumes USD:GBP exchange ratio of 1.286:1. 47

Performance Update – EBITDA Highlights Adj. EBITDA ( £ mm) & Margin (%) £108 £ 1 16 £120 £126 FY'2 2 A LTM Jun - 23 FY'2 3 E £53 £61 1 H ' 22 1 H ' 23 • 1H 2023 organic growth of 11% led by revenue increase and continued operational improvements • Acquisitions contributed 4% to growth from 2022 acquisitions Cwmtillery and Bereco • Expect 16% YoY growth for 2023E 17% 18% 17% 17% 17% 17% $139 $162 LTM Jun - 23 + 2H’23E co n tr i bu t i on s from closed acquisitions USD Conversion Source: CorpAcq Management. Note: 2022 and 1H’23 reported financial information based on IFRS audits. LTM as of 6/30/2023. Assumes USD:GBP exchange ratio of 1.286:1. 48

Long Term Financial Targets 2018 – 2022 Average (1) Long Term Targets Total / Organic Revenue Growth 16% / 4% Total / Organic EBITDA Growth 17% / 7% Net CapEx as a % of Revenue (Excludes Acquisition Spend) 6% Ne t W orking Capi t a l (2) as a % of Revenue 3% Source: CorpAcq Management. (1) 2018 – 2022 averages are based on UK GAAP audits and have not been audited in accordance with PCAOB standards. (2) Net working capital defined as current assets excluding cash less current liabilities excluding short - term debt. 49

Acquisitions Completed in 2023 • Founded in 1963 and headquartered in Scotland, UK • Supplier of garden aggregates, render and roughcasting materials to commercial and residential customers • Acquired via Hardroad in June 2023 Acquisitions Update • Founded in 1973 and headquartered in Carlisle, UK • Provides commercial and industrial refrigeration sales and services to clients across Northern England and Scotland • Acquisition completed in September 2023 • Founded in 1989 and headquartered in Bolton, UK • Designs and manufactures doors, window frames and PVC panels • Serves clients in the northwest of the UK • Acquisition completed in July 2023 • Founded in 1999 and headquartered in Glossop, UK • Provides designing, manufacturing, and maintenance services for trailers, HGV, motorized vehicles, and demountable units • Acquisition completed in June 2023 • Founded in 1998 and headquartered in Sheffield, UK • Provides water tank cleaning services for both commercial and residential customers • Acquired via Qualitech Environment Services in March 2023 Source: CorpAcq Management. 50

Source: CorpAcq Management. Note: FY2023E financials are estimates from CorpAcq Management and are presented on an IFRS basis. Assumes USD:GBP exchange ratio of 1.286:1. (1) Assumes financials as if companies were acquired as of January 1, 2023. (2) Subsidiary - level Adj. EBITDA is measured as net profit before interest, tax, depreciation and amortization and excludes management fees to CorpAcq. Management fees are fixed amounts charged by CorpAcq Limited to its subsidiaries for general corporate services. (3) Adj. EBITDA definition and reconciliation provided in appendix. (4) Revenue and subsidiary - level Adj. EBITDA are based on CorpAcq management estimates. (5) Sum of FY2023E Adj. EBITDA for CorpAcq and 51 incremental subsidiary - level Adj. EBITDA from 2023 acquisitions. F Y 2023 E Incremental Contribution From FY2023E Acquisitons (1,2,4) FY2023E Run Rate Metrics (1) Revenue (£mm) 729 36 126 6 (3 , 4 ) Adj. EBITDA (£mm) Adj. EBITDA Margin 17% 15% 17% Portfolio Companies: 37 (as of January 1 st ) + 5 (acquired during year) Portfolio Companies: 42 Strong Run - Rate Contribution From Acquisitions (4) 765 $984 USD Conversion 131 (5) $169 (5) USD Conversion (2)

CHURCHILL CAPITAL VII | CorpAcq

Capital Allocation Priorities

M&A

- Low-risk strategy to acquire **mature, stable, and profitable SMEs**
- Aim to acquire at least **~£20mm of EBITDA per year**
- Average acquisition structure only funded with **~50% cash/debt from CorpAcq**

Strong Balance Sheet

- Current Net Debt to Run-Rate EBITDA ratio of <3.0x with **post-transaction[(1)] target of ~1.5-2.0x**
- **Preferred shares to be taken out** in full at transaction close[(1)]
- Assumes **at least $129mm (£100mm)** of cash to balance sheet **to come from SPAC proceeds[(1)]**

Capital Returns

- Plan to **pay a regular dividend** with an initial **~4% yield[(1)] at current valuation**
- Target **growth in annual dividend** to be **aligned with 50% of increase in FCF**
- Immediate cash returns from **acquisitions will add to future returns of capital**

Balanced capital allocation resulting in long-term growth in cash flow per share

Source: CorpAcq Management.
Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) Assumes no additional redemptions from cash in trust and subtracting from fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet; actual available amount for secondary proceeds may vary depending on the amount of redemptions.

52

T ransa c t i on Details 53 0 6 6

Key Next Steps to Close Events • Re - List on Nasdaq • F - 4 Effective Date and Proxy Mailing • Extension Redemption Date • Extension Approval • Stockholder Redemption Date • Stockholder Approval and Transaction Close Note: Timing of events subject to change 54

55 Cash in Trust $606mm Illustrative Transaction Sources and Uses Sources Source: CorpAcq Management. Note: Financials based on IFRS audits. Assumes USD:GBP exchange ratio of 1.286:1. Debt balances as of 6/30/2023, adjusted for recently completed acquisitions since June 30, 2023. (1) CVII cash - in - trust was US $606mm as of August 31, 2023. (2) Assumes no additional redemptions. (3) Based on $171mm principal balance as of 8/31/2023 and includes ~$36mm of costs related to the early redemption of the preferred; subject to change. (4) Excludes taxes. (5) Use of proceeds includes adding at least $129mm cash to CorpAcq balance sheet as long as the minimum cash condition for $350mm proceeds net of fees and expenses is satisfied (6) Actual available amount for secondary proceeds will vary depending on the amount of redemptions. (7) Assumes CorpAcq HoldCo elects to receive $129mm in cash consideration under the merger agreement. $mm Uses $207 Total Preferred Redemption Cost (3) 1 Estimated Fees & Other Expenses (4) $59 2 Minimum Cash to CorpAcq Balance Sheet (5) 3 $129 (Minimum cash before secondary proceeds) $212 (Illustrative Preferred Path) $212 Maximum Secondary Proceeds (6) 4 (7) $129 (1,2) Proposed Transaction Overview

CHURCHILL CAPITAL VII | CorpAcq

Proposed Transaction Overview (Cont'd)

Illustrative Post-Money Valuation at Announcement

Post-Money Equity Value[(1)]	$1,254
(+) Pro Forma Debt	$520
(–) Pro Forma Cash[(2)]	($192)
(+) Non-Controlling Interest[(3)]	$116
Post-Money Enterprise Value	$1,699

Pro Forma Valuation

2023E Adj EBITDA (GBP)	£126
(x) USD:GBP Conversion Rate	*1.286*
2023E Adj EBITDA (USD)	$162
TEV / 2023E Adj. EBITDA	10.5x

Transaction Highlights

Pro forma **enterprise value of $1,699mm**

Excess cash to balance sheet expected to help **fund future acquisitions**

Transaction **expected to close in Q1 2024**[(4)]

Source: CorpAcq Management.
Note: Financials based on IFRS audits. Assumes USD:GBP exchange ratio of 1.286:1. Debt balances as of 6/30/2023, adjusted for recently completed acquisitions since June 30, 2023. Transaction overview reflects minimum cash to balance sheet before secondary proceeds of $129mm. (1) Assumes 13.5mm founder shares forfeited and excludes the impact of 8.1mm and 4.7mm founder shares that are unvested at close and subject to vesting if share price remains at or above $11.50 per share and $15.00 per share, respectively, for 15 of 60 days. Excludes warrants and potential earn-in shares. (2) Pro forma cash balance assumes $63mm as of June 30, 2023 plus cash from trust after subtracting from fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet; assumes no additional redemptions. (3) Non-Controlling interest is the estimated cost to acquire any outstanding minority interests of its subsidiaries based on contractual agreements (i.e. "Gross obligation under put option"). (4) Transaction closing is subject to a minimum cash closing condition.

56

Source: CorpAcq Management. (1) Up to £100mm payable at par from SPAC proceeds. (2) Margin grid of 5.25% - 6.50% subject to net leverage ratio; 5.75% margin is based on pro forma leverage assuming no further redemptions. 57 Term Loan Facility £200mm (1) Acquisition Facility £100mm flexible capacity Maturity January 2028 Pricing SONIA + 5.25 – 6.50% (2) New Facility Terms • New term loan to replace existing facility with Alcentra set to mature in June 2024 • Provides flexibility to pay up to £100mm with transaction proceeds at no cost and re - drawable • Provides additional £100mm committed capacity to fund future acquisitions • Lowers current cost of existing debt and cost of funding for future acquisitions Recent Refinancing Provides New Runway for Growth

CHURCHILL CAPITAL VII | CorpAcq

Capital Structure Overview

Illustrative Pro Forma Capitalization (£mm)

Assumes no additional redemptions

	Current[3]	Pro Forma[7,8] *(Illustrative Preferred Path)*	Pro Forma[7,8] *(Minimum Cash Before Secondary Proceeds)*
Debt:			
Revolving Credit Facility	-	-	-
Existing Term Loan[1]	200	-	-
Total Other Debt[2]	196	196	196
New Term Loan Facility	-	200	200
Total Debt[3]	**396**	**396**	**396**
(+) Debt for Acquisitions since June 2023[4]	8	8	8
Adjusted Total Debt[5]	**405**	**405**	**405**
(-) Cash[3]	(49)	(213)	(149)
Adjusted Net Debt[6]	**356**	**192**	**256**

Pro Forma scenarios based upon total cash to balance sheet and secondary proceeds:

- **Illustrative Preferred Path**: Only $129mm[8] (£100mm) secondary proceeds, if available
- **Minimum Cash Before Secondary Proceeds:** $129mm (£100mm) cash to balance sheet

Source: CorpAcq Management.

Note: Financials based on IFRS audits. FY2023E financials are estimates from CorpAcq Management. (1) Reflects term loan face value. (2) Includes all interest-bearing loans, excluding preference shares and Alcentra term loan, as well as deferred consideration and lease liabilities. (3) Current balances are as of 6/30/2023. (4) Management estimate for debt includes recently completed acquisitions since 6/30/2023. (5) Adjusted total debt is debt balance as of 6/30/2023 plus any debt for acquisitions completed since 6/30/2023. (6) Adjusted net debt is adjusted total debt less cash balance as of 6/30/2023. (7) Pro Forma balances assume no additional redemptions from cash in trust and subtracting from fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet; actual available amount for secondary proceeds may vary depending on the amount of redemptions. (8) Assumes CorpAcq HoldCo elects to receive $129mm in cash consideration under the merger agreement.

58

Net Leverage Overview

CHURCHILL CAPITAL VII | CorpAcq

Transaction allows CorpAcq to reduce Net Leverage with significant cash added to balance sheet

Net Leverage[(1)] Based on FY2023E Adj. EBITDA[(2)]

Assumes no additional redemptions



2.8x
2.0x
1.5x
Current Net Leverage(3)
Pro Forma Net Leverage(4)

- **Repayment of existing preferred and term loan** facility as part of transaction
- Capital structure at close **positions CorpAcq favorably** to continue to **pursue future attractive acquisition targets** and expand its reach
- Pro forma **Net Leverage reduced** from 2.8x to 1.5x / 2.0x[(4)] based on FY2023E Adj. EBITDA of £126mm

Source: CorpAcq Management.

Note: Financials based on IFRS audits. (1) Net Leverage is calculated as Adjusted Net Debt / FY2023E Adj. EBITDA. (2) Adj. EBITDA definition and reconciliation provided in appendix. (3) Current balances are as of 6/30/2023. (4) Pro Forma balances assume no additional redemptions from cash in trust and subtracting from fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet; actual available amount for secondary proceeds may vary depending on the amount of redemptions.

59

Source: Company filings and websites; market prices as of 1/19/2024. Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) As of 8/31/2023. (2) Reflects CorpAcq post - money equity value at announcement. Assumes no additional redemptions from cash in trust and redemption of CorpAcq preferred and up to 60 $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet. Excludes any shares subject to price vesting thresholds. (3) Reflects net income CAGR based on UK GAAP audits (adjusted for non - controlling interest) rather than EPS. (4) See appendix for reconciliation of LTM ROIC. (5) 2023E EBITDA is an estimate from CorpAcq Management based on IFRS audits. Closest comparable companies have slightly different acquisition strategies based on industry, value - add, and multiples paid, but execution is a key factor CorpAcq vs. Key Public Peers Primary End - Markets Diversified Industrials Trade Life Sciences Other Key Geographies P P UK P P Nordics, DACH, UK P P P Global (>30 Countries) P P Global (>30 Countries) P P North America, Europe, Australia P P P Europe, Asia, North America M&A Approach (1) # of Portfolio Companies 42 156 238 211 142 39 # of Acquisitions Per Year ~3 ~ 1 0 ~15 ~10 ~10 ~5 Target Business Size ~$1 - 30mm EBITDA ~$5 - 15mm Revenue / ~$1 - 3mm EBITA ~$5 - 15mm Revenue / ~$1 - 3mm EBITA ~$1 - 40mm Revenue ~$1 - 35mm Revenue / ~$1 - 7mm EBIT ~$5 - 65mm Revenue / ~$1 - 7mm EBIT Financial Metrics $1,254 (2) 20.1% (3) (4) 15.9% Dividend to commence at close (5) 10.5x NA Equity Value ($mm) $5 , 31 7 $8 , 41 3 $10,631 $5 , 33 8 $1 , 03 3 3Y EPS CAGR ('19 - '22) 19 . 6% 21 . 7% 22.7% 15 . 3% 9 . 9 % LTM ROIC 18 . 9% 14 . 8% 15.0% 15 . 2% 10 . 5 % LTM Dividend Yield 1 . 3 % nm nm 1 . 9 % nm TEV / FY2023E EBITDA 19 . 5 x 17 . 1 x 19.2x 16 . 4 x 10 . 4 x TEV / FY2024E EBITDA 18 . 4 x 17 . 1 x 19.6x 15 . 0 x 9 . 9 x Market Leadership Analysis – Key Comparable Companies Deep Dive

Market Leadership Analysis – Key Financial Metrics

CHURCHILL CAPITAL VII | CorpAcq

Deep comparable universe creates a compelling starting point for CorpAcq's entrance into the public markets

	Sales Growth	EBITDA Growth	EPS CAGR	EBITDA Margin	Net Debt / EBITDA	ROIC
	FY2018 - FY2022	FY2018 - FY2022	3-Year[1]	LTM[2]	LTM[2]	LTM[2]
CorpAcq	**16%**	**17%**	**20%**[3]	**17%**[4]	**3.1x / 2.2x**[5]	**16%**[6]
ADDTECH	17%	26%	20%	16%	1.5x	19%
Indutrade	13%	19%	22%	18%	1.6x	15%
LIFCO	16%	21%	23%	25%	1.3x	15%
DIPLOMA	20%	25%	15%	22%	0.9x	15%
BEIJER • ALMA	7%	9%	10%	19%	1.8x	11%
Comparables Average	**15%**	**20%**	**18%**	**20%**	**1.4x**	**15%**

Source: CorpAcq Management, FactSet market data as of 1/19/2024.
(1) Period of FY2019 – FY2022. (2) LTM figures as of 6/30/2023. (3) Reflects net income CAGR (adjusted for non-controlling interest) rather than EPS. CorpAcq figures based on UK GAAP audits and have not been audited in accordance with PCAOB standards. (4) CorpAcq 2022 EBITDA margin based on IFRS audits. (5) CorpAcq Net Debt / EBITDA based on IFRS audits. 2.2x reflects pro forma net balance assuming no additional redemptions and after subtracting from fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet. (6) ROIC for CorpAcq is based on IFRS audits and is calculated as Adjusted Net Operating Profit After Taxes / Total Invested Capital; reconciliation provided in appendix.

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NA 19.6x 18.4x 17.1x 15.0x 9.9x 13.2x 10.2x 10.1x Total Enterprise Value / FY2023E EBITDA (1,2) Total Enterprise Value / FY2024E EBITDA (1,2) European Compounders US Diversified Industrials Average: 16.5x Average: 12.1x Average: 16.0x Average: 11.2x (3) Attractive Entry Valuation – Discount to Other Acquisitive Companies Source: FactSet market data as of 1/19/2024. (1) Metrics reflect non - GAAP financial measures. (2) Enterprise Value is based on fully diluted shares outstanding. (3) 2023E Adj. EBITDA is an estimate from CorpAcq Management based on IFRS audits. 62

CorpAcq's Compelling Public Investment Thesis

CHURCHILL CAPITAL VII | CorpAcq

Opportunity to own an attractive and differentiated investment / acquisition platform that provides a compelling combination of top-line growth and profitability

1. Differentiated opportunity to own a platform composed of UK SMEs with a **proven acquisition model** that generates high risk-adjusted cash returns supported by **mature, stable businesses**

2. **Experienced management** team that has executed and proven CorpAcq's **repeatable and scalable acquisition strategy**

3. **Attractive and successful SME acquisition strategy** that can be augmented with a public currency to move into even **deeper acquisition markets** such as the US

4. **Diversified portfolio** of 42[1] UK businesses serving various end-markets with proven resilience to economic cycles such as Brexit and Covid challenges

5. Profitable with **strong top-line growth potential and cash flow generation** allows for **enhanced acquisition pace and dividend payouts** to cultivate investor base

6. **Attractive entry valuation** for investors sets CorpAcq up for **potential expansion** as execution of strategy prevails and dividends grow

Source: CorpAcq Management.
(1) As of 12/31/2023.

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A p pe n dix 64 0 7 7

Source: CorpAcq Management. Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) Financial information prior to 2021 is based on UK GAAP audits and has not been audited in accordance with PCAOB standards. Financial information beginning in 2021 is presented 65 based on both UK GAAP and IFRS audits. Revenue Growth Over Time (USD) $451 $615 $615 $722 $820 $951 $717 $814 $938 at Year End FY2018A FY2019A FY2020A FY2021A FY2022A FY2023E Businesses 27 32 32 34 37 42 Revenue (1) ($mm) Revenue (UK GAAP) Revenue (IFRS)

Source: CorpAcq Management. Note: Financial information prior to 2021 is based on UK GAAP audits and has not been audited in accordance with PCAOB standards. Financial information beginning in 2021 is presented based on both UK GAAP and IFRS audits. (1) Adj. 66 EBITDA definition and reconciliation provided in appendix. Adj. EBITDA Growth Over Time (USD) $70 $86 $84 $ 1 18 $129 $152 FY2018A F Y2019A FY2020A FY2021A FY2022A FY2023E Adj. EBITDA (1) (UK GAAP) Adj. EBITDA (1) (IFRS) Adj. EBITDA (1) ($mm) $127 $139 $162 Adj. EBITDA (1) Margin (UK GAAP) 15% 14% 14% 16% 16% 16% 18% 17% 17% Adj. EBITDA (1) Margin (IFRS)

CHURCHILL CAPITAL VII | CorpAcq

Reconciliation of Non-GAAP Financials

Commentary

1. Transaction costs associated with equity capitalization
2. One-time performance expense associated with equity capitalization
3. Deferred consideration payments paid in shares

EBITDA Adjustments Overview (UK GAAP)

£mm

	FY2018A	FY2019A	FY2020A	FY2021A	FY2022A	LTM 6/30	FY2023E
Revenue	**351**	**478**	**478**	**561**	**638**	**671**	**739**
Net Income	**1**	**9**	**0**	**17**	**20**	**22**	**26**
Net Income Margin[1]	*0%*	*2%*	*0%*	*3%*	*3%*	*3%*	*4%*
Interest Expense	22	26	26	25	28	35	39
Tax Expense	4	4	4	11	7	6	8
Other Adjustments	(0)	(3)	(0)	-	(2)	(2)	-
Depreciation & Amortization	27	31	34	38	42	45	45
EBITDA	**54**	**67**	**64**	**91**	**96**	**107**	**118**
(1) Non-core professional fees	-	-	-	-	2	-	-
(2) Non-core capital raise costs	-	-	-	-	2	-	-
(3) Share-based compensation	-	-	1	1	1	1	-
Adjusted EBITDA[2]	**54**	**67**	**65**	**92**	**101**	**108**	**118**
Adjusted EBITDA Margin[3]	*15%*	*14%*	*14%*	*16%*	*16%*	*16%*	*16%*

Source: CorpAcq Management

Note: Financial information based on UK GAAP audits and has not been audited in accordance with PCAOB standards. LTM as of 6/30/2023. FY2023E financials are estimates from CorpAcq Management. (1) Net income margin is defined as net income / revenue. (2) Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization adding back any one-time costs related to previous capital raises and share-based deferred compensation. (3) Adjusted EBITDA Margin is defined as Adj. EBITDA / revenue.

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£mm FY2021A FY2022A LTM 6/30 FY2023E Revenue 557 633 669 729 Net Income 5 (2) (5) 7 Interest Expense 44 54 63 64 Tax Expense 11 7 8 8 Other Adjustments - - - - Depreciation & Amortization 38 43 45 47 EBITDA 98 102 111 126 Non - core professional fees - 2 - - Non - core capital raise costs - 2 - - Share - based compensation 1 2 5 - Adjusted EBITDA (2) 99 108 116 126 Adjusted EBITDA Margin (3) 18% 17% 17% 17% Net Income Margin (1) 1% NA NA 1% 1 2 3 Reconciliation of Non - GAAP Financials Commentary EBITDA Adjustments Overview (IFRS) 1 2 3 Transaction costs associated with equity capitalization One - time performance expense associated with equity capitalization Deferred consideration payments paid in shares Source: CorpAcq Management. Note: Financial information based on IFRS audits. FY2023E financials are estimates from CorpAcq Management. LTM as of 6/30/2023. (1) Net income margin is defined as net income / revenue. (2) Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization adding back any one - time costs related to previous capital raises and share - based deferred compensation. (3) Adjusted EBITDA Margin is defined as Adj. EBITDA / revenue. 68

1H'22 1 H ' 2 3 Revenue 306 342 Net Income 3 (0) Net Income Margin (1) 1% 0% Interest Expense 23 31 Tax Expense 2 3 Other Adjustments - - Depreciation & Amortization 20 23 EBITDA 48 57 Non - core professional fees 2 - Non - core capital raise costs 2 - Share - based compensation 1 4 Adjusted EBITDA (2) 53 61 Adjusted EBITDA Margin (3) 17% 18% 1 2 3 Half - Year Reconciliation of Non - GAAP Financials 1 2 3 Transaction costs associated with equity capitalization Commentary EBITDA Adjustments Overview (IFRS) £mm One - time performance expense associated with equity capitalization Deferred consideration payments paid in shares Source: CorpAcq Management. Note: Financial information based on IFRS audits. FY2023E financials are estimates from CorpAcq Management. LTM as of 6/30/2023. (1) Net income margin is defined as net income / revenue. (2) Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization adding back any one - time costs related to previous capital raises and share - based deferred compensation. (3) Adjusted EBITDA Margin is defined as Adj. EBITDA / revenue. 69

Source: CorpAcq Management. Note: Financial information is based on UK GAAP audits has not been audited in accordance with PCAOB standards. FY2023E financials are estimates from CorpAcq Management. LTM as of 6/30/2023. (1) Additions – Hire Purchase are non - 70 cash additions of tangible assets funded by finance leases. CapEx Calculations (UK GAAP) CapEx Calculations (IFRS) FY2021A FY2022A LTM 6/30 FY2023E Payments for PP&E 42 48 53 51 ( - ) Proceeds from Sale of PP&E (25) (26) (29) (27) (+) Lease Liabilities 24 27 30 28 ( - ) One - Time Property Purchases (6) - - - Net CapEx 35 49 54 51 Reconciliation of Non - GAAP Financials (Cont’d) £mm

ROIC Calculations (IFRS) FY2021A FY2022A LTM 6/30 EBIT 60 60 66 (+) Amortization 4 5 5 EBITA 64 64 71 (+) One - Time Costs 1 6 5 Adj. EBITA 65 70 76 Tax Rate 22% 20% 20% Adj. NOPAT 51 56 61 Shareholders Equity (10) (97) (95) (+) LT Debt 330 384 238 (+) ST Debt 61 136 288 ( - ) Cash (50) (60) (49) Invested Capital 331 363 382 Adjusted ROIC 15% 15% 16% Source: CorpAcq Management. Note: Financial information based on IFRS audits. Reconciliation of Non - GAAP Financials (Cont’d) £mm 71

Share Price Public S h a r e s (1) Total Shares Out s t a nding Public Shares as % of Total CorpAcq Shares as % of Total $10.00 58.0 125.4 46.3% 47.2% $12.00 59.2 135.9 43.5% 44.1% $14.00 62.9 143.6 43.8% 43.1% $16.00 65.8 167.7 39.2% 45.9% $18.00 68.0 172.2 39.5% 45.4% Shares: • Includes 58.0mm public IPO shares • Includes 72.8mm shares issued to CorpAcq shareholders • 13.5mm shares vest if the share price exceeds $15.00 • Includes 21.0mm founder shares • 8.1mm shares re - vest if share price exceeds $11.50 and 4.7mm re - vest if share price exceeds $15.00 Warrants: • Includes 27.6mm public warrants issued in connection with IPO • Strike price of $11.50 / share and forced redemption price of $18.00 / share • Includes 15.0mm private placement warrants issued to CorpAcq shareholders • Strike price of $11.50 / share; no forced redemption • Includes 14.0mm private placement warrants purchased by the sponsor • Strike price of $11.50 / share; no forced redemption Summary of Shares Outstanding at Various Prices Source: CorpAcq Management. (1) Assumes no further redemptions and includes public warrants net on a treasury stock method. 72

Unless the context otherwise requires, all reference in this subsection to the “Company,” “CorpAcq,” “we,” “us” or “our” refer to CorpAcq Limited and its subsidiaries and CorpAcq Group Plc. The risks presented below are some of the general risks to the business and operations of CorpAcq, Churchill and CorpAcq Group Plc following the consummation of the proposed transaction (the “Post - Combination Company”) and are not exhaustive. The list below is qualified in its entirety by disclosures that will be contained in the future filings by CorpAcq, CorpAcq Group Plc, Churchill, each of their respective affiliates or by third parties with SEC, including the Registration Statement and Annual Reports and Quarterly Reports filed by Churchill with the SEC on Forms 10 - K and 10 - Q respectively, and any other documents filed in connection with the proposed transaction. The risks presented in such filings may differ significantly from and may be more extensive than those presented below. The list below is not exhaustive, and you are encouraged to perform your own investigation with respect to the business, financial condition and prospects of CorpAcq. You should carefully consider the following risk factors in addition to the information included in this presentation. CorpAcq may face additional risks and uncertainties that are not presently known to it or that it currently deems immaterial, which may also impair CorpAcq’s business or its financial condition. These risks speak only as of the date of this presentation, and neither the Company nor Churchill undertake any obligation to update the disclosure contained herein. In making any investment decision, you should rely solely upon independent investigation made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the summary of risks or any other statement, representation or warranty made by any person or entity other than the statements, representations and warranties of the Company and Churchill explicitly contained in any definitive agreement you enter into. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company and you have sought such accounting, legal and tax advice from your own advisors as you have considered necessary to make an informed decision. Risks Related to the Company’s Business and Industry • We are subject to risks relating to economic disruptions, decreased market demand and other macroeconomic factors that are beyond our control. • There are risks to our acquisition strategy, and there are no guarantees that we will be able to carry out acquisitions as planned, or with favorable conditions or at all. • The acquisitions and investments we conduct could be unsuccessful or consume significant resources, which could adversely affect our operating results. • CorpAcq's ability to continue as a going concern depends in part on obtaining sufficient funding to finance its operations. In addition, CorpAcq’s audited financial statements for the fiscal year ended December 31, 2022 include an opinion from CorpAcq’s auditors regarding the substantial doubt about CorpAcq’s ability to continue as a going concern, due to obligations under CorpAcq’s existing credit facility. • Following the consummation of the proposed transaction, the Post - Combination Company will be a holding company and will depend on the cash flows from the subsidiaries to pay dividends. • Certain of CorpAcq's subsidiaries are not wholly owned which means that CorpAcq and its group of companies may not always be able to unilaterally control shareholder decisions taken in respect of such subsidiaries. • CorpAcq and its subsidiaries are subject to increasing risks arising from climate change, environmental considerations and broader ESG, together with the requirement to comply with and associated costs of increased regulation or changes in regulatory regimes. • We are subject to risks relating to due diligence of our acquisition targets, which may not identify all material risks relating to their businesses, and we may not realize the expected benefits of such arrangements. • Competition for suitable acquisition targets may lead us to not being able to carry out future acquisitions at a reasonable cost or at all, which could adversely affect our operating results. • Our growth and expansion strategy may not materialize as planned or at all. • If the Post - Combination Company fails to comply or lacks the appropriate internal controls, it could be subject to sanctions or investigations by the Commission or other regulatory authorities. • We are dependent on cash flows from our portfolio companies. • Many of our portfolio companies operate in sectors that are vulnerable to competition, and failure of our portfolio companies to adequately compete in their respective industries could have an adverse effect on our results of operations. • We are a decentralized company and place significant decision - making authority, including decisions regarding operations, governance and finances, with our subsidiaries’ management, which presents certain risks, and we may not always have visibility into or control over such decisions. • We are subject to risks relating to partly owned portfolio companies. • We are subject to risks relating to our information technology systems, financial accounting and other data processing systems, such as cybersecurity risks and risks related to data privacy. • We are subject to risks relating to third - party suppliers, customers, contractors and subcontractors. • We and our portfolio companies are subject to risks relating to increased prices of raw materials and disrupted supply chains, which may result in our portfolio companies being unable to purchase necessary materials at a reasonable price or at all, and may cause our portfolio companies to raise end consumer prices of any produces or services. • Our insurance coverage, including any insurance coverage held by our portfolio companies, may not cover all potential losses and there are no guarantees that we or our portfolio companies can retain such insurance coverage at a reasonable cost or at all. • Potential divestments of our portfolio companies may give rise to us becoming subject to additional risks and costs. Selected Risk Factors 73

• We and our portfolio companies could be subject to increased regulation or changes in regulatory regimes which will impact our financial performance. • The industries we serve can be seasonal, cyclical and affected by weather conditions, the combined effects of which can adversely impact our results of operations. • A portion of our future growth is based on the ability and willingness of public and private entities to invest in infrastructure. • Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties. • Our operating and financial results forecast relies in large part on assumptions and analyses that we have developed. If these assumptions or analyses prove to be incorrect, our actual operating and financial results may be significantly below our forecasts. • Our business strategy is predicated on maintaining our current acquisition pipeline. Failure to maintain this pipeline, or if acquisitions are different than we've predicted, our financial results may materially differ from our forecasted results. Risks Related to the Company’s Employees and Human Resources • There are no guarantees that we are able to retain and recruit key personnel, including our senior management, and other employees to meet current or future needs at all or at a reasonable cost. • There are no guarantees that our portfolio companies will be able to retain and recruit key personnel, including senior management, and other employees to meet current or future needs at all or at a reasonable cost. • We and our portfolio companies are subject to risks relating to workspace accidents, investigations and claims for compensation as a consequence of compliance deficiencies. We may also be subject to disruptions in the business due to work stoppage and strikes. • Misconduct by our employees, subcontractors or partners or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions. Risks Related to Litigation and Regulation • We are subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm our business and results of operations. • We are subject to risks relating to disputes and other legal proceedings that may be time consuming and costly. • If we fail in complying with applicable data protection regulations, such as the UK GDPR, our compliance costs may increase and in the event of compliance deficiencies, we may become subject to significant fines and liable for damages. Risks Related to Indebtedness and Financing Transactions • We are subject to financing risks. There are no guarantees that we can meet our financing needs for our operations and future investments at a reasonable cost or at all. • We will require a significant amount of cash to service our debt and our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could materially adversely affect our business, results of operations and financial condition. • We are subject to risks relating to increased interest rates and any adverse developments in the credit markets. • Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, results of operations and financial condition. • Our debt financing could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations. Risks Related to Tax • We may be treated as a U.S. corporation for U.S. federal income tax purposes. • U.S. holders of Churchill will be subject to U.S. federal income tax on any gain (but not loss) resulting from the Merger without the corresponding receipt of cash. • The issuance or transfer of Post - Combination Company securities into DTC may be subject to stamp duty or stamp duty reserve tax in the UK, which would result in additional expenses incurred in connection with the consummation of the proposed transaction. • Unanticipated tax laws or any changes in tax rates or in the application of the existing tax laws to us may adversely impact our results of operations. Selected Risk Factors 74

Risks Related to Churchill • Churchill's public shareholders will experience dilution as a consequence of the issuance of Post - Combination Company securities as consideration in the proposed transaction and may experience dilution from several additional sources in connection with and after the closing of the proposed transaction. Having a minority share position may reduce the influence that Churchill's public stockholders have on the management of the Post - Combination Company. • The estimated net cash per share of Churchill's class A common stock that will be contributed to the combined company in the proposed transaction is less than the redemption price. Accordingly, Churchill's public stockholders who do not exercise redemption rights will receive Post - Combination Company securities that may have a value less than the amount they would receive upon exercise of their redemption rights. Further, the shares of most companies that have recently completed business combinations between a special purpose acquisition company and an operating company have traded at prices below $10.00 per share. Accordingly, Churchill's public stockholders who do not exercise redemption rights may hold securities that never obtain a value equal to or exceeding the per share value of Churchill's trust account. • Churchill Sponsor VII LLC, Churchill and their respective directors or officers or affiliates may purchase shares from Churchill's public stockholders, which could reduce the number of shares of Churchill's class A common stock that may be redeemed in connection with the special meeting or shareholders, which may reduce the public "float" of Churchill's class A common stock (or, following the closing of the proposed transaction, the Post - Combination Company ordinary A1 shares). • There can be no assurance that Churchill will be able to consummate the proposed transaction or another initial business combination by February 17 , 2024 , in which case Churchill will cease all operations except for the purpose of winding up and would redeem Churchill's class A common stock and liquidate, in which case Churchill's public stockholders would only receive approximately $ 10 . 00 per share, or less than such amount in certain circumstances . • The exercise price for Churchill's public warrants and Post - Combination Company class C - 1 shares is higher than in many similar blank check company offerings in the past, and, accordingly, the Churchill's public warrants and Post - Combination Company class C - 1 shares are more likely to expire worthless . Risks Related to the Post - Combination Company Following the Proposed Transaction • If the proposed transaction’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of the Post - Combination Company’s securities may decline. • Investors will experience dilution as a result of the issuance of equity securities in the Post - Combination Company as consideration in the potential transaction and may experience dilution from additional sources in connection with and following the proposed transaction, including upon exercise of certain equity securities of the Post - Combination Company • The Post - Combination Company’s management team will have limited experience managing a public company. • The Company and Churchill expect to incur significant transaction costs in connection with the proposed transaction. Whether or not the proposed transaction is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Post - Combination Company. • The requirements of being a public company may strain the Post - Combination Company’s resources and distract its management, which could make it difficult to manage its business. • Following the proposed transaction, the Post - Combination Company will be a holding company and will depend on the cash flows from the subsidiaries to pay dividends. • The Company has identified material weaknesses in its internal control over financial reporting. If the Company and the Post - Combination Company are unable to remediate these material weaknesses or identify additional material weaknesses, it could lead to errors in the Post - Combination Company's financial reporting, which could adversely affect the Post - Combination Company's business and the market price of the Post - Combination securities. Selected Risk Factors 75